MATERIAL CHANGE REPORT
PURSUANT TO
Section 75(2) of the Securities Act (Ontario) – Form 27
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) - FORM 53-901F
Section 146(1) of the Securities Act (Alberta) – Form 27
Section 84(1) of the Securities Act (Saskatchewan) – Form 25
Section 81(2) of the Securities Act (Nova Scotia) – Form 27
Section 76(2) of the Securities Act (Newfoundland) – Form 26

1.	Reporting Issuer Cinar Corporation 1055 Rene-Levesque Blvd. East Suite 900 Montreal, Quebec H2L 4S5

2.	Date of Material Change January 12, 2004

3.	Press Release A press release was issued on February 20, 2003 and a material change report was issued on February 24, 2003.

4.	Summary of Material Change

CINAR and Turnstile Entertainment, LLC ("Turnstile") entered into a settlement agreement (the "Turnstile Settlement Agreement") as of January 12, 2004. CINAR has agreed, pursuant to the Turnstile Settlement Agreement, to invest US$1,500,000 (the "Clifford Investment") in the live stage touring production of "Clifford the Big Red Dog". Subject to the royalty owing by Turnstile to Scholastic Entertainment Inc., CINAR shall recoup the Clifford Investment and any additional amounts invested by CINAR in "Clifford the Big Red Dog" on a pro rata and pari passu basis with the other investor in "Clifford the Big Red Dog". Once CINAR has recouped the Clifford Investment, CINAR, the other investor and Turnstile shall be entitled to receive certain amounts generated by, or in respect of "Clifford the Big Red Dog". If the arrangement (the "Arrangement") involving CINAR, 4113683 Canada Inc. ("Newco") and 3918203 Canada Inc. ("NewCanCo") becomes effective on or prior to March 15, 2004, CINAR will pay, only until March 31, 2004, the overhead related to the running of the live stage touring division of CINAR. However, subject to certain exceptions, if the Arrangement becomes effective after March 15, 2004, CINAR will pay, the aforementioned overhead for a period of 45 days commencing on the effective date of the Arrangement. In all cases, CINAR shall pay the salary of Matthew Mazer, its President, Live Touring Division, until the end of the month in which the Arrangement becomes effective. Should additional funding be required to carry out the production and tour of "Clifford the Big Red Dog", CINAR shall at its sole discretion, based on sound business judgement, determine if it wishes to advance additional funds for "Clifford the Big Red Dog". Turnstile shall be entitled to receive a 3% management fee on those additional net cash revenues generated on "Clifford the Big Red Dog" after CINAR recoups the Clifford Investment and any additional amounts invested by CINAR in such production. On the effective date of the Arrangement, CINAR shall be deemed to immediately assign and transfer to Turnstile the ownership of all furniture, equipment and leaseholds located at its New York City premises. CINAR shall retain the ownership of Coliseum Entertainment, Inc., the entity created by CINAR to carry out its live stage touring activities, which in turn owns Coliseum Live Entertainment, Inc. The provisions of the Assignment of Rights Agreement (as defined below) relating to "Clifford the Big Red Dog" were replaced by the terms and conditions of the Turnstile Settlement Agreement. The Assignment of Rights Agreement (as defined below) was further amended to stipulate that CINAR has no obligation to participate in the other productions contemplated in such agreement, and each of CINAR and Turnstile granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly in respect of such proposed productions. On the effective date of the Arrangement, the Assignment of Rights Agreement (as defined below) shall automatically be terminated and each of CINAR and Turnstile shall be deemed to have granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly from the Assignment of Rights Agreement (as defined below).

Contemporaneously with the Turnstile Settlement Agreement, CINAR entered into agreements with Stuart Snyder, its President and Chief Executive Officer, and Mr. Mazer to amend their respective employment agreements with CINAR. The employment agreements of Mr. Snyder and Mr. Mazer have been amended to, among other things, on the effective date of the Arrangement delete the non-competition and non-solicitation clauses previously contained in such employment agreements. The employment agreements of Mr. Snyder and Mr. Mazer have also been amended to provide that, if the Arrangement becomes effective, each of Mr. Snyder and Mr. Mazer will exercise his right to immediately terminate his employment agreement and CINAR has agreed to waive the three months’ prior written notice of such termination which it would otherwise be entitled to receive under each such employment agreement.

5.	Full Description of Material Change

On January 15, 2003, CINAR entered into an employment agreement (the "Employment Agreement") with Stuart C. Snyder, pursuant to which Mr. Snyder was engaged as CINAR’s President and Chief Executive Officer.

In connection with the execution of the Employment Agreement, as of January 15, 2003 CINAR entered into an agreement (the "Assignment of Rights Agreement") with Turnstile pursuant to which Turnstile agreed to assign to CINAR the live stage touring rights for six entertainment properties. Turnstile initially identified two properties for assignment to CINAR, namely, "Clifford the Big Red Dog" and one other production. In both cases, CINAR’s acceptance of such assignment was conditional on Turnstile satisfying CINAR’s Board of Directors with respect to certain obligations set forth in the Assignment of Rights Agreement. The remaining four entertainment properties were subject to CINAR’s acceptance with no right of recourse from Turnstile should CINAR refuse to accept them. Mr. Snyder is a founder, principal and one of the shareholders of Turnstile. As a condition of his employment by CINAR, Mr. Snyder’s interest in Turnstile was placed in a blind trust.

CINAR’s position is that Turnstile failed to satisfy its obligations set forth in the Assignment of Rights Agreement and that CINAR had no legal obligation to accept the assignment of rights for either of the two properties identified for assignment to CINAR or to proceed with the production of live stage touring shows based thereon. Turnstile disputed CINAR’s position.

In December 2003 and early January 2004, Newco, as the potential acquiror of CINAR and having no interest in pursuing live entertainment activities, entered into negotiations with Turnstile to settle the dispute between CINAR and Turnstile concerning the Assignment of Rights Agreement.

CINAR and Turnstile entered into the Settlement Agreement as of January 12, 2004. CINAR has agreed, pursuant to the Turnstile Settlement Agreement, to make the Clifford Investment. Subject to the royalty owing by Turnstile to Scholastic Entertainment Inc., CINAR shall recoup the Clifford Investment and any additional amounts invested by CINAR in "Clifford the Big Red Dog" on a pro rata and pari passu basis with the other investor in "Clifford the Big Red Dog". Once CINAR has recouped the Clifford Investment, CINAR, the other investor and Turnstile shall be entitled to receive certain amounts generated by, or in respect of "Clifford the Big Red Dog". If the Arrangement becomes effective on or prior to March 15, 2004, CINAR will pay, only until March 31, 2004, the overhead related to the running of the live stage touring division of CINAR. However, subject to certain exceptions, if the Arrangement becomes effective after March 15, 2004, CINAR will pay, the aforementioned overhead for a period of 45 days commencing on the effective date of the Arrangement. In all cases, CINAR shall pay Mr. Mazer’s salary until the end of the month in which the Arrangement becomes effective. Should additional funding be required to carry out the production and tour of "Clifford the Big Red Dog", CINAR shall at its sole discretion, based on sound business judgement, determine if it wishes to advance additional funds for "Clifford the Big Red Dog". Turnstile shall be entitled to receive a 3% management fee on those additional net cash revenues generated on "Clifford the Big Red Dog" after CINAR recoups the Clifford Investment and any additional amounts invested by CINAR in such production. On the effective date of the Arrangement, CINAR shall be deemed to immediately assign and transfer to Turnstile the ownership of all furniture, equipment and leaseholds located at its New York City premises. CINAR shall retain the ownership of Coliseum Entertainment, Inc., the entity created by CINAR to carry out its live stage touring activities, which in turn owns Coliseum Live Entertainment, Inc. The provisions of the Assignment of Rights Agreement relating to "Clifford the Big Red Dog" were replaced by the terms and conditions of the Turnstile Settlement Agreement. The Assignment of Rights Agreement was further amended to stipulate that CINAR has no obligation to participate in the other productions contemplated in such agreement, and each of CINAR and Turnstile granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly in respect of such proposed productions. On the effective date of the Arrangement, the Assignment of Rights Agreement shall automatically be terminated and each of CINAR and Turnstile shall be deemed to have granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly from the Assignment of Rights Agreement.

Contemporaneously with the Turnstile Settlement Agreement, CINAR entered into agreements with Mr. Snyder and Mr. Mazer to amend their respective employment agreements with CINAR. The employment agreements of Mr. Snyder and Mr. Mazer have been amended to, among other things, on the effective date of the Arrangement delete the non-competition and non-solicitation clauses previously contained in such employment agreements. The employment agreements of Mr. Snyder and Mr. Mazer have also been amended to provide that, if the Arrangement becomes effective, each of Mr. Snyder and Mr. Mazer will exercise his right to immediately terminate his employment agreement and CINAR has agreed to waive the three months’ prior written notice of such termination which it would otherwise be entitled to receive under each such employment agreement.

On January 14, 2004, the Board of Directors approved the Turnstile Settlement Agreement negotiated by Newco in order to enhance the likelihood of success of the Arrangement. Mr. Snyder declared his interest in the Turnstile Settlement Agreement and abstained from voting thereon.

The Turnstile Settlement Agreement is a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("OSC Rule 61-501") and Commission des valeurs mobilières du Québec Policy Statement Q-27 – Protection of Minority Securityholders in the Course of Certain Transactions ("Policy Q-27"). As neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Turnstile Settlement Agreement is greater than 25% of CINAR’s market capitalisation, the Turnstile Settlement Agreement is exempt from the formal valuation and minority approval requirements of OSC Rule 61-501 and Policy Q-27. CINAR’s market capitalisation, as at December 31, 2003, calculated in accordance with applicable securities laws, was US$144,700,000. The Board of Directors, acting in good faith, has determined that the fair market value of the subject matter of, and the fair market value of the consideration for, the Turnstile Settlement Agreement represents, in each case, approximately 3% to 4% of CINAR’s market capitalisation at December 31, 2003, calculated in accordance with applicable securities laws.

6.	Reliance on Section 75(3) Not applicable.

7.	Omitted Information Not applicable.

8.	Senior Officer The senior officer who can answer questions regarding this report is Mr. Robert Despres, Chairman of the Board. Mr. Robert Despres can be reached at (514) 843-7070.

9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

SIGNED this 21st day of January 2004 at Montreal, Quebec.

(s) ROBERT DESPRES Robert Despres Chairman of the Board Cinar Corporation